VIA EDGAR

January 10, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Angela Lumley and Rufus Decker

Re:	TravelCenters of America Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 26, 2021

Item 2.02 Form 8-K filed November 1, 2021

File No. 001-33274

Ladies and Gentlemen:

On behalf of TravelCenters of America Inc. (the “Company”), submitted herewith is a response to the comment contained in the letter dated December 8, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission to the Company regarding the above referenced Form 8-K. For the convenience of the Staff, your comment is reproduced below in italicized text and the Company’s response is set forth immediately following the reproduced comment.

Item 2.02 Form 8-K filed November 1, 2021

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures

Calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR

Calculation of Adjusted EBITDAR Margin, page 8

1.	You state on page 6 that adjusted EBITDAR and adjusted EBITDAR margin are presented solely as valuation measures and should not be viewed as measures of overall operating performance. However, you present and discuss these measures on a comparative basis (current period to prior period), as if they are performance measures. Real estate rent expense appears to reflect normal, recurring, cash operating expenses that are necessary to operate your business. Please remove this adjustment from your non-GAAP measure calculations or tell us how you considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, tell us with greater specificity, than in your current disclosures, how adjusted EBITDAR and adjusted EBITDAR margin are both useful as valuation tools.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the adjustment for real estate rent expense to its calculation of adjusted earnings before interest, taxes, depreciation, amortization and rent (“EBITDAR”) and adjusted EBITDAR margin is important for investors, research analysts, financial institutions and lenders to accurately compare the valuation of the Company to its peers. In addition, the Company’s management uses these measures in developing internal budgets and forecasts and managing the business. The Company believes that it is important that investors can review the Company’s financial metrics in the same manner that management uses to manage the business and, consistent with Item 10(e)(1)(i), to explain why adjusted EBITDAR and adjusted EBITDAR margin provide useful information to investors and the purposes for which management uses them.

In making this determination, the Company has considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which provides that certain adjustments may cause the presentation of a non-GAAP measure to be misleading, and believes that its adjustment for rent expense in adjusted EBITDAR and adjusted EBITDAR margin does not have a misleading effect.

The Company’s business includes a nationwide network comprised of 276 travel centers, 181 leased, 51 owned, 42 franchised and 2 operated as part of joint ventures. Other companies in the industries, including retail and hospitality, in which the Company competes, finance their real estate in a variety of ways. For instance, many of such companies own their properties and finance the ownership with debt financing, so the depreciation of owned assets and interest related to such debt financings are excluded in their calculation of EBITDA and adjusted EBITDA. Similarly, the Company’s leases represent a form of financing and, accordingly, the Company believes that excluding rent expense in its presentation of adjusted EBITDAR is analogous to other companies’ adjusted EBITDA presentations, and therefore enhances comparability.

Furthermore, leases can have differing financial statement and EBITDA treatment depending on whether the arrangements are classified as operating or finance leases. The Company’s calculation of EBITDA excludes the amortization and interest expense for finance leases, but not the rent expense for operating leases. For example, in the first quarter of 2021, one of the Company’s ground leases, which had previously been accounted for as an operating lease, became a finance lease following a modification (as disclosed in “Note 5 Leasing Transactions” to financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021), so the use of adjusted EBITDAR in the Company’s 2021 earnings releases provided investors and analysts a consistent, comparable valuation measure despite the different accounting treatment of that lease following the modification.

Adjusted EBITDAR and adjusted EBITDAR margin are useful tools for investors, research analysts, financial institutions, lenders, and the Company’s management to compare the valuation of the Company over time against the valuations of other companies in the industries in which the Company participates, without regard for differences in financing arrangements. Additionally, the Company believes that adjusted EBITDAR margin, which compares adjusted EBITDAR to the sum of total fuel gross margin and nonfuel revenues, is useful for valuation purposes as the ratio shows the comparable EBITDAR generation relative to the underlying business activity occurring at the Company’s travel center properties (which the Company commonly discusses as margin from commodity price-driven fuel transactions and revenues from nonfuel transactions in store and retail services, truck service, restaurant and diesel exhaust fluid). Both the calculation of the ratio and its variability over time are indicators of value-creation and growth, and therefore may influence the valuation multiple assumptions used by financial statement users to analyze and compare valuation of the Company and its peer group.

Finally, given that the mix of travel centers owned and leased by the Company will likely change in the future, reporting adjusted EBITDAR and adjusted EBITDAR margin as a trended measure allows users to understand the impact of capital asset financing decisions, such as buying or leasing assets, on the Company’s valuation over time. Similarly, numerous other companies against which the Company believes investors compare the Company have included EBITDAR or adjusted EBITDAR in their earnings releases, investor presentations or periodic reports, and the Company believes such use is beneficial to, and expected by, many investors.

Should you have any questions or require additional information, please telephone the undersigned at (440) 808-9100.

Very truly yours,

/s/ Peter J. Crage

Peter J. Crage

Executive Vice President, Chief Financial Officer

and Treasurer

cc:	Mark R.Young, TravelCenters of America Inc.

Zachary Blume, Ropes & Gray LLP

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